Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

VIA EDGAR AND FEDERAL EXPRESS

Ms. Kathleen Collins

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Request for Extension of Response Time to Ms. Collins’ July 25, 2006 Comment Letter on ANSYS, Inc. Form 10-K/A for the Fiscal Year Ended December 31, 2005 Filed March 31, 2006, Form 8-K Filed April 27, 2006 and Form 8-K/A Filed July 14, 2006.

File No. 000-20853

Dear Ms. Collins:

As we have discussed with Kari Jin in your office, ANSYS, Inc. (the “Company”) will not be able to submit a response to your letter to James E. Cashman, III, dated July 25, 2006, relating to the Company’s Annual Report on From 10-K/A for the fiscal year ended December 31, 2005 filed on March 31, 2006, the Company’s Current Report on Form 8-K filed on April 27, 2006 and the Company’s Current Report on Form 8-K/A filed on July 14, 2006 (the “Comment Letter”) by the date requested in your letter. In our conversations with Ms. Jin, we have requested, and Ms. Jin has agreed to, an extension of time to file a response to the above referenced matter. The Company intends to provide its response by Friday, August 18, 2006.

We appreciate the extension as that will allow the Company to research and formulate thorough responses to your Comment Letter.

If you have any questions regarding this request, please contact the undersigned at (617) 570-1633.

Very truly yours,

/s/ Joseph L. Johnson III

Joseph L. Johnson III

cc:	Sheila S. DiNardo

    ANSYS, Inc.